Exhibit (d)2(c)

ADDITIONAL PURCHASE BENEFIT

1.	THE BENEFIT

The Company will issue additional permanent life insurance policies on the Insured, with no evidence of insurability, subject to the terms and conditions below.

The term “new policy” means each additional policy issued under this Benefit.

While this Benefit is in force, the charge for this Benefit will be deducted from the Policy Value of the Policy as part of the Monthly Policy Charge. Accordingly, the Monthly Policy Charge, as defined in the Policy, is amended to include the Monthly Additional Purchase Benefit Charge (the maximum is shown on page 4).

2.	PURCHASE DATES

The Owner may purchase a new policy as of each Purchase Date. There is a Purchase Date on each Policy anniversary that is nearest the 22nd, 25th, 28th, 31st, 34th, 37th, and 40th birthdays of the Insured.

The Company must receive an application and the first premium for each new policy:

•	while the Insured is living; and

•	not more than 60 days before, nor more than 30 days after, a Purchase Date.

The Owner of the new policy must have an insurable interest in the life of the Insured on the date the new policy is issued.

3.	ADVANCE PURCHASE

A new policy may be purchased before a Purchase Date each time one of these events occurs:

•	the marriage of the Insured.

•	the birth of a child of the Insured.

•	the completion, by the Insured, of the legal adoption of a child.

The event must occur while this Policy is in force. To make an advance purchase of a new policy, there must be a future Purchase Date that has not been used. An advance purchase of a new policy cancels the next unused Purchase Date.

The Company must receive an application and the first premium for each new policy:

•	while the Insured is living; and

•	not more than 90 days after the marriage, birth or adoption.

The Company may require proof of the marriage, birth or adoption.

The Owner of the new policy must have an insurable interest in the life of the Insured on the date the new policy is issued.

4.	AUTOMATIC TERM INSURANCE

The Company will provide term insurance on the life of the Insured during each 90 day period in which the Owner may purchase a new policy. The amount of the term insurance will be the largest amount of insurance which could have been purchased as a new policy under this Benefit. The proceeds of the term insurance are payable on the death of the Insured only if: • a new policy was not purchased within that period; or

•	a new policy purchased within that period is returned to the Company for a refund of premiums.

The proceeds of the term insurance will be payable to the Beneficiary and subject to the terms of this Policy.

5.	TERMS OF NEW POLICY

Plan. Each new policy will be a permanent life insurance plan being issued by the Company on the date of purchase of the new policy. An additional benefit that is made a part of the new policy will contain the provisions of that benefit as it is being issued by the Company on the date of issue of the new policy.

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Amount. The minimum amount of each new policy on the Whole Life Paid Up at 90 plan will be xx.xx. The amount of each new policy on any other plan must be at least the Company’s minimum for policies being issued on that plan at that time. The maximum amount of each new policy will be the Amount of the Additional Purchase Benefit shown on page 3. However, in the event of a multiple birth, the maximum amount which may be purchased as an advance purchase will be the Amount of this Benefit multiplied by the number of children of the birth.

Waiver Benefit. If the Payment of Selected Monthly Premium Upon Total Disability or Payment of Specified Monthly Charges Upon Total Disability is in force on this Policy at the time that the Owner has the right to purchase a new policy:

•	A new policy on a plan with flexible premiums payable to age 90 or later may be issued with a Waiver Benefit. If a Waiver Benefit is being paid on this Policy at the time the new policy is purchased, the new policy will be issued with the Payment of Selected Monthly Premium Upon Total Disability, the Selected Monthly Premium amount will equal the premium payable on a Whole Life Paid Up at 90 plan, and the Waiver Benefit for the new policy will be paid for as long as the Waiver Benefit continues to be paid on this Policy.

•	A new policy on a whole life plan with a level death benefit on which premiums are payable to age 90 or later may be issued with a Waiver of Premium Benefit. If a Waiver Benefit is being paid on this Policy at the time the new policy is purchased, the premium for the new policy must not exceed the premium payable on a Whole Life Paid Up at 90 plan, and the premiums will be waived for the new policy for as long as the Waiver Benefit continues to be paid on this Policy.

•	A new policy on a whole life plan with fixed premiums and a nonlevel death benefit or a whole life plan on which all premiums are payable before age 90 may be issued with a Waiver of Premium Benefit only if the Waiver Benefit is not being paid on this Policy at the time the new policy is purchased. If a Waiver of Premium Benefit is part of the new policy, it will apply only to a total disability that starts after the new policy takes effect.

Provisions. The Suicide and Incontestability provisions in each new policy will be in effect from the Date of Issue of this Policy. Each new policy will contain any exclusion provision which is a part of this Policy.

Premiums and Charges. The premium and charges for each new policy, including any additional benefits, will be determined as of its date of issue based on:

•	the Company’s premium rates and charges then in effect;

•	the plan and amount of the new policy and any additional benefits; and

•	the Insured’s age on his or her birthday nearest the policy date of the new policy.

If the Insured was age 15 or more on the Policy Date of this Policy, the premium and charges for the new policy will be based on the classification of risk of this Policy. If the Insured was age 14 or less on the Policy Date of this Policy, the premium and charges for the new policy will be based on the classification of risk of this Policy adjusted to reflect the Insured’s use of tobacco, any other type of product containing nicotine or a smoking cessation medication.

Effective Date. Each new policy will take effect on the later of:

•	the date the Company receives the application; or

•	the date the Company receives the first premium.

6. TERMINATION OF BENEFIT

This Benefit will terminate on the Policy anniversary that is nearest the 40th birthday of the Insured. It will terminate earlier:

•	when this Policy terminates.

•	when this Policy becomes Fixed Paid-Up insurance.

•	on the use of the final Purchase Date by an advance purchase.

•	when the Owner’s written request to terminate this Benefit is received at the Home Office.

Secretary
THE NORTHWESTERN MUTUAL LIFE
INSURANCE COMPANY

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